UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 16, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

SCANA Corporation
File No. 001-08809 – CF #22608

South Carolina Electric & Gas Company
File No. 1-03375 – CF #22608

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SCANA Corporation and South Carolina Electric & Gas Company submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibit to a Form 10-Q filed on August 5, 2008, as amended.

Based on representations by SCANA Corporation and South Carolina Electric & Gas Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

        Exhibit 10.01   August 6, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Ellie Bavaria
Special Counsel